Exhibit 99.5

James Hardie Industries plc
Consolidated Financial Statements
as of and for the Year Ended 31 March 2018

James Hardie Industries plc
Index

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of James Hardie Industries plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of James Hardie Industries plc (the Company) as of 31 March 2018 and 2017, the related consolidated statements of operations and comprehensive income, changes in shareholders' deficit, and cash flows for each of the three years in the period ended 31 March 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 March 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2008.
Irvine, California
22 May 2018

James Hardie Industries plc
Consolidated Balance Sheets

(Millions of US dollars)	31 March 2018	31 March 2017
Assets
Current assets:
Cash and cash equivalents	$281.6	$78.9
Restricted cash and cash equivalents	5.0	5.0
Restricted cash and cash equivalents - Asbestos	26.6	108.9
Restricted short-term investments - Asbestos	38.4	—
Accounts and other receivables, net of provision for doubtful trade debts of US$1.3 million and US$0.9 million as of 31 March 2018 and 31 March 2017	202.7	199.5
Inventories	255.7	202.9
Prepaid expenses and other current assets	25.4	28.3
Insurance receivable - Asbestos	5.1	5.7
Workers’ compensation - Asbestos	2.1	2.9
Total current assets	842.6	632.1
Property, plant and equipment, net	992.1	879.0
Insurance receivable - Asbestos	52.8	58.1
Workers’ compensation - Asbestos	28.8	40.4
Deferred income taxes	29.9	26.9
Deferred income taxes - Asbestos	382.9	356.6
Other assets	21.9	19.6
Total assets	$2,351.0	$2,012.7
Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$193.3	$173.5
Short-term debt - Asbestos	—	52.4
Accrued payroll and employee benefits	61.8	60.5
Accrued product warranties	7.3	9.4
Income taxes payable	3.2	1.9
Asbestos liability	114.1	116.4
Workers’ compensation - Asbestos	2.1	2.9
Other liabilities	12.8	11.8
Total current liabilities	394.6	428.8
Long-term debt	884.4	564.5
Deferred income taxes	66.4	94.8
Accrued product warranties	45.5	37.2
Income taxes payable	25.9	—
Asbestos liability	1,101.0	1,043.3
Workers’ compensation - Asbestos	28.8	40.4
Other liabilities	25.9	15.9
Total liabilities	2,572.5	2,224.9
Commitments and contingencies (Note 13)
Shareholders’ deficit:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 441,524,118 shares issued and outstanding at 31 March 2018 and 440,843,275 shares issued and outstanding at 31 March 2017	229.5	229.1
Additional paid-in capital	185.6	173.8
Accumulated deficit	(635.3)	(612.9)
Accumulated other comprehensive loss	(1.3)	(2.2)
Total shareholders’ deficit	(221.5)	(212.2)
Total liabilities and shareholders’ deficit	$2,351.0	$2,012.7

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc
Consolidated Statements of Operations and Comprehensive Income

	Years Ended 31 March
(Millions of US dollars, except per share data)	2018	2017	2016
Net sales	$2,054.5	$1,921.6	$1,728.2
Cost of goods sold	(1,324.3)	(1,246.9)	(1,096.0)
Gross profit	730.2	674.7	632.2
Selling, general and administrative expenses	(311.3)	(291.6)	(254.2)
Research and development expenses	(33.3)	(30.3)	(29.5)
Asbestos adjustments	(156.4)	40.4	5.5
Operating income	229.2	393.2	354.0
Interest expense, net of capitalized interest	(32.9)	(28.5)	(26.6)
Interest income	3.4	1.0	1.0
Loss on early debt extinguishment	(26.1)	—	—
Other income	0.7	1.3	2.1
Income before income taxes	174.3	367.0	330.5
Income tax expense	(28.2)	(90.5)	(86.1)
Net income	$146.1	$276.5	$244.4
Income per share:
Basic	$0.33	$0.62	$0.55
Diluted	$0.33	$0.62	$0.55
Weighted average common shares outstanding (Millions):
Basic	441.2	442.7	445.3
Diluted	442.3	443.9	447.2
Comprehensive income, net of tax:
Net income	$146.1	$276.5	$244.4
Pension and post-retirement benefit adjustments	—	—	0.3
Currency translation adjustments	0.9	(3.0)	0.9
Comprehensive income	$147.0	$273.5	$245.6

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc
Consolidated Statements of Cash Flows

	Years Ended 31 March
(Millions of US dollars)	2018	2017	2016
Cash Flows From Operating Activities
Net income	$146.1	$276.5	$244.4
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	92.0	83.2	79.8
Deferred income taxes	(76.8)	26.0	(0.1)
Stock-based compensation	11.1	9.3	10.3
Asbestos adjustments	156.4	(40.4)	(5.5)
Excess tax benefits from share-based awards	(0.8)	(3.0)	(0.4)
Loss on early debt extinguishment	26.1	—	—
Other, net	12.6	15.0	14.8
Changes in operating assets and liabilities:
Restricted cash and cash equivalents - Asbestos	95.2	0.9	100.3
Payment to AICF	(102.2)	(91.1)	(62.8)
Accounts and other receivables	(2.0)	(28.4)	(39.9)
Inventories	(51.7)	(9.7)	16.2
Prepaid expenses and other assets	(2.8)	(2.1)	(3.9)
Insurance receivable - Asbestos	7.3	93.3	17.2
Accounts payable and accrued liabilities	14.2	39.6	(16.9)
Asbestos liability	(104.4)	(92.0)	(114.9)
Income taxes payable	26.9	(2.7)	4.0
Other accrued liabilities	47.8	17.7	17.8
Net cash provided by operating activities	$295.0	$292.1	$260.4
Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(203.7)	$(101.9)	$(73.2)
Proceeds from sale of property, plant and equipment	7.9	—	10.4
Capitalized interest	(4.8)	(2.0)	(3.2)
Acquisition of assets	—	(5.1)	(0.6)
Net cash used in investing activities	$(200.6)	$(109.0)	$(66.6)
Cash Flows From Financing Activities
Proceeds from credit facilities	$380.0	$395.0	$528.0
Repayments of credit facilities	(455.0)	(410.0)	(413.0)
Proceeds from senior unsecured notes	800.0	77.3	—
Debt issuance costs	(15.7)	(1.7)	(3.1)
Repayment of senior unsecured notes	(400.0)	—	—
Call redemption premium paid to note holders	(19.5)	—	—
Proceeds from issuance of shares	0.2	0.3	2.1
Excess tax benefits from share-based awards	—	3.0	0.4
Common stock repurchased and retired	—	(99.8)	(22.3)
Dividends paid	(177.5)	(176.8)	(246.5)
Net cash provided by (used in) financing activities	$112.5	$(212.7)	$(154.4)
Effects of exchange rate changes on cash	$(4.2)	$1.4	$0.7
Net increase (decrease) in cash and cash equivalents	202.7	(28.2)	40.1
Cash and cash equivalents at beginning of period	78.9	107.1	67.0
Cash and cash equivalents at end of period	$281.6	$78.9	$107.1
Components of Cash and Cash Equivalents
Cash at bank	$278.8	$75.0	$94.5
Short-term deposits	2.8	3.9	12.6
Cash and cash equivalents at end of period	$281.6	$78.9	$107.1
Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest	$26.3	$26.2	$20.5
Cash paid during the year for income taxes, net	$49.1	$51.5	$57.8

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc
Consolidated Statements of Changes in Shareholders' Deficit

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive (loss) income	Total
Balances as of 31 March 2015	$231.2	$153.2	$(586.6)	$—	$(0.4)	$(202.6)
Net income	—	—	244.4	—	—	244.4
Other comprehensive income	—	—	—	—	1.2	1.2
Stock-based compensation	0.8	9.5	—	—	—	10.3
Tax benefit from stock options exercised	—	0.4	—	—	—	0.4
Equity awards exercised	0.2	1.9	—	—	—	2.1
Dividends declared	—	—	(258.7)	—	—	(258.7)
Treasury stock purchased	—	—	—	(22.3)	—	(22.3)
Treasury stock retired	(0.8)	(0.6)	(20.9)	22.3	—	—
Balances as of 31 March 2016	$231.4	$164.4	$(621.8)	$—	$0.8	$(225.2)
Net income	—	—	276.5	—	—	276.5
Other comprehensive loss	—	—	—	—	(3.0)	(3.0)
Stock-based compensation	0.9	8.4	—	—	—	9.3
Tax benefit from stock options exercised	—	3.0	—	—	—	3.0
Equity awards exercised	—	0.3	—	—	—	0.3
Dividends declared	—	—	(173.3)	—	—	(173.3)
Treasury stock purchased	—	—	—	(99.8)	—	(99.8)
Treasury stock retired	(3.2)	(2.3)	(94.3)	99.8	—	—
Balances as of 31 March 2017	$229.1	$173.8	$(612.9)	$—	$(2.2)	$(212.2)
Net income	—	—	146.1	—	—	146.1
Other comprehensive income	—	—	—	—	0.9	0.9
Stock-based compensation	0.4	11.6	(0.9)	—	—	11.1
Equity awards exercised	—	0.2	—	—	—	0.2
Dividends declared	—	—	(167.6)	—	—	(167.6)
Balances as of 31 March 2018	$229.5	$185.6	$(635.3)	$—	$(1.3)	$(221.5)

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc
Notes to Consolidated Financial Statements

1.  Background and Basis of Presentation
Nature of Operations
James Hardie Industries plc (“JHI plc”) manufactures and sells fiber cement building products for interior and exterior building construction applications, primarily in the United States, Canada, Australia, New Zealand, the Philippines and Europe.
Basis of Presentation
The consolidated financial statements represent the financial position, results of operations and cash flows of JHI plc and its wholly-owned subsidiaries and variable interest entity (“VIE”). Unless the context indicates otherwise, JHI plc and its direct and indirect wholly-owned subsidiaries and VIE (as of the time relevant to the applicable reference) are collectively referred to as “James Hardie”, the “James Hardie Group” or the “Company”. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The US dollar is used as the reporting currency.
2.  Summary of Significant Accounting Policies
Reclassifications
Within the operating activities section of the Consolidated Statement of Cash Flows for the years ended 31 March 2017 and 2016, the Company reclassified the change in the Income Tax Payable balance of US$2.7 million and US$4.0 million which was previously included within a change in Other Accrued Liabilities, and separated these costs in the change in Income Tax Payable line item, to conform to current year presentation.
Principles of Consolidation
The consolidated financial statements of the Company include the accounts of JHI plc, its wholly-owned subsidiaries and VIE. All intercompany balances and transactions have been eliminated in consolidation.
A VIE is an entity that is evaluated for consolidation using more than a simple analysis of voting control. The analysis is based on (i) what party has the power to direct the most significant activities of the VIE that impact its economic performance, and (ii) what party has rights to receive benefits or is obligated to absorb losses that are significant to the VIE. The analysis of the party that consolidates a VIE is a continual assessment.
In February 2007, the Company’s shareholders approved the Amended and Restated Final Funding Agreement (the “AFFA”), an agreement pursuant to which the Company provides long-term funding to Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund that provides compensation for the Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Limited (“ABN 60”) (collectively, the “Former James Hardie Companies”)) are found liable. JHI plc owns 100% of James Hardie 117 Pty Ltd (the “Performing Subsidiary”), which, under the terms of the AFFA, has an obligation to make payments to AICF on an annual basis subject to the provisions of the AFFA. JHI plc guarantees the Performing Subsidiary’s obligation. Additionally, the Company appoints three AICF directors and the New South Wales (“NSW”) Government appoints two AICF directors.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Although the Company has no ownership interest in AICF, for financial reporting purposes, the Company consolidates AICF which is a VIE as defined under US GAAP due to its pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA. The Company’s consolidation of AICF results in AICF’s assets and liabilities being recorded on its consolidated balance sheets and AICF’s income and expense transactions being recorded in the consolidated statements of operations and comprehensive income. These items are Australian dollar-denominated and are subject to remeasurement into US dollars at each reporting date.
For the fiscal years ended 31 March 2018, 2017 and 2016, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Foreign Currency Translation/Remeasurement
All assets and liabilities are translated or remeasured into US dollars at current exchange rates while revenues and expenses are translated or remeasured at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders’ deficit. Gains and losses arising from foreign currency transactions are recognized in income currently.
The Company has recorded on its balance sheet certain Australian assets and liabilities, including asbestos-related assets and liabilities under the terms of the AFFA, that are denominated in Australian dollars and subject to translation (Australian entities) or remeasurement (AICF entity) into US dollars at each reporting date. Unless otherwise noted, the Company converts Australian dollar denominated assets and liabilities into US dollars at the current spot rate at the end of the reporting period; while revenues and expenses are converted using an average exchange rate for the period.
Restricted Cash and Cash Equivalents
Restricted cash and cash equivalents generally relate to amounts subject to letters of credit with insurance companies, which restrict the cash from use for general corporate purposes.
Inventories
Inventories are valued at the lower of cost or net realizable value. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labor and applied factory overhead. On a regular basis, the Company evaluates its inventory balances for excess quantities and obsolescence by analyzing demand, inventory on hand, sales levels and other information. Based on these evaluations, inventory costs are adjusted to net realizable value, if necessary.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Property, Plant and Equipment
Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

Years
Buildings	10 to 40
Buildings Improvements	3 to 25
Leasehold Improvements	5 to 40
Machinery and Equipment	1 to 30
Depreciation and Amortization
The Company records depreciation and amortization under both Cost of goods sold and Selling, general and administrative expenses, depending on the asset’s business use. All depreciation and amortization related to plant building, machinery and equipment is recorded in Cost of goods sold.
Impairment of Long-Lived Assets
Long-lived assets, such as property, plant and equipment, are evaluated each quarter for events or changes in circumstances that indicate that an asset might be impaired because the carrying amount of the asset may not be recoverable. These include, without limitation, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used, a current period operating or cash flow loss combined with a history of operating or cash flow losses, a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group and/or a current expectation that it is more likely than not that a long lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.
When such indicators of potential impairment are identified, recoverability is tested by grouping long-lived assets that are used together and represent the lowest level for which cash flows are identifiable and distinct from the cash flows of other long-lived assets, which is typically at the production line or plant facility level, depending on the type of long-lived asset subject to an impairment review.
Recoverability is measured by a comparison of the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount exceeds the estimated undiscounted future cash flows, an impairment charge is recognized at the amount by which the carrying amount exceeds the estimated fair value of the asset group.
The methodology used to estimate the fair value of the asset group is based on a discounted cash flow analysis that considers the asset group’s highest and best use that would maximize the value of the asset group. In addition, the estimated fair value of an asset group also considers, to the extent practicable, a market participant’s expectations and assumptions in estimating the fair value of the asset group. If the estimated fair value of the asset group is less than the carrying value, an impairment loss is recognized at an amount equal to the excess of the carrying value over the estimated fair value of the asset group.
See Note 7 for additional information.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Accrued Product Warranties
An accrual for estimated future warranty costs is recorded based on an analysis by the Company, which includes the historical relationship of warranty costs to installed product at an estimated remediation cost per standard foot. Based on this analysis and other factors, the adequacy of the Company’s warranty provisions is adjusted as necessary.
Debt
The Company’s debt consists of an unsecured revolving credit facility, a 364-day term loan facility and senior unsecured notes. Each of the Company's debt instruments is recorded at cost, net of any original issue discount or premium, where applicable. The related original issue discount, premium and debt issuance costs are amortized over the term of each respective borrowing using the effective interest method. Debt is presented as current if the liability is due to be settled within 12 months after the balance sheet date, unless the Company has the ability and intention to refinance on a long term basis in accordance with US GAAP. Readers are referred to the discussion later in this footnote under Fair Value Measurements and Note 9 for the Company’s fair value considerations.
In addition, the Company consolidates AICF which has a loan facility. Readers are referred to the discussion later in this footnote under Asbestos-related Accounting Policies.
Revenue Recognition
The Company recognizes revenue when the risks and obligations of ownership have been transferred to the customer, which generally occurs at the time of delivery to the customer. The Company records estimated reductions in sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.
A portion of the Company’s revenue is made through distributors under a Vendor Managed Inventory agreement whereby revenue is recognized upon the transfer of title and risk of loss to the distributors.
Income Taxes
The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realized. Interest and penalties related to uncertain tax positions are recognized in Income tax expense on the consolidated statements of operations and comprehensive income. Readers are referred to Note 14 for further discussion of income taxes.
Financial Instruments
The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Changes in the fair value that are not designated as hedges are recorded in earnings within Other income at each measurement date. The Company does not use derivatives for trading purposes. Readers are referred to Note 12 for further discussion on financial instruments.
Fair Value Measurements
Assets and liabilities of the Company that are carried or disclosed, at fair value are classified in one of the following three categories:

Level 1	Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;

Level 2	Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;

Level 3	Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.

Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety.
The carrying amounts of Cash and Cash Equivalents, Restricted cash and cash equivalents, Trade receivables, Trade payables and Revolving Credit Facility approximates their respective fair values due to the short-term nature of these instruments.
Stock-based Compensation
Stock-based compensation expense represents the estimated fair value of equity-based and liability-classified awards granted to employees and is recognized as an expense over the vesting period. Stock-based compensation expense is included in the line item Selling, general and administrative expenses on the consolidated statements of operations and comprehensive income.
Equity awards with vesting based solely on a service condition are typically subject to graded vesting, in that the awards vest 25% after the first year, 25% after the second year and 50% after the third year. For equity awards subject to graded vesting, the Company has elected to use the accelerated recognition method. Accordingly, each vesting tranche is valued separately, and the recognition of stock-based compensation expense is more heavily weighted earlier in the vesting period. Stock-based compensation expense for equity awards that are subject to performance or market vesting conditions are based upon an estimate of the number of awards that are expected to vest and typically recognized ratably over the vesting period. The Company issues new shares to award recipients upon exercise of stock options or when the vesting condition for restricted stock units (“RSU’s”) has been satisfied.
For RSU’s subject to a service vesting condition, the fair value is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of estimated dividends as the restricted stock holder is not entitled to dividends over the vesting period. For RSU’s subject to a scorecard performance vesting condition, the fair value is adjusted for changes in JHI plc’s common stock price at each balance sheet date until the end of the performance period. For RSU’s subject to a market vesting condition, the fair value is estimated using a Monte Carlo Simulation.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Compensation expense recognized for liability-classified awards are based upon an estimate of the number of awards that are expected to vest and on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date.
Earnings Per Share
The Company discloses basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Method that would have been outstanding if the dilutive potential common shares, such as stock options and RSU’s, had been issued.
Basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Years Ended 31 March
(Millions of shares)	2018	2017	2016
Basic common shares outstanding	441.2	442.7	445.3
Dilutive effect of stock awards	1.1	1.2	1.9
Diluted common shares outstanding	442.3	443.9	447.2

(US dollars)	2018	2017	2016
Net income per share - basic	0.33	0.62	0.55
Net income per share - diluted	0.33	0.62	0.55

There were no potential common shares which would be considered anti-dilutive for the years ended 31 March 2018, 2017 and 2016.
Unless they are anti-dilutive, RSU’s which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSU’s vest, they are included in the basic EPS calculation on a weighted-average basis.
RSU’s which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS calculation, as the number of shares that would be issuable under the terms of the RSU arrangement, if the end of the reporting period were the end of the contingency period. Once these RSU’s vest, they are included in the basic EPS calculation on a weighted-average basis.
Potential common shares of 1.6 million, 1.8 million and 1.3 million for the years ended 31 March 2018, 2017 and 2016, respectively, have been excluded from the calculation of diluted common shares outstanding as they are considered contingent shares which are not expected to vest.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Asbestos-related Accounting Policies
Asbestos Liability
The amount of the asbestos liability has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of projected future cash flows as calculated by KPMG Actuarial (“KPMGA”), who are engaged and appointed by AICF under the terms of the AFFA. Based on their assumptions, KPMGA arrived at a range of possible total future cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows projected by KPMGA to occur through 2072.
The Company recognizes the asbestos liability in the consolidated financial statements by reference to (but not exclusively based upon) the undiscounted and uninflated central estimate. The Company considered discounting when determining the best estimate under US GAAP. The Company has recognized the asbestos liability by reference to (but not exclusively based upon) the central estimate as undiscounted on the basis that the timing and amounts of such cash flows are not fixed or readily determinable. The Company considered inflation when determining the best estimate under US GAAP. It is the Company’s view that there are material uncertainties in estimating an appropriate rate of inflation over the extended period of the AFFA. The Company views the undiscounted and uninflated central estimate as the best estimate under US GAAP.
Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of AICF are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Claims paid by AICF and claims-handling costs incurred by AICF are treated as reductions in the Asbestos liability balances.
Insurance Receivable
The insurance receivable recorded by the Company has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of recoveries expected from insurance policies and insurance companies with exposure to the asbestos claims, as calculated by KPMGA. The assessment of recoveries is based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated, however, where the timing of recoveries has been agreed with the insurer, the receivables are recorded on a discounted basis. The Company records insurance receivables that are deemed probable of being realized.
Adjustments in the insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.
Workers’ Compensation
An estimate of the liability related to workers’ compensation claims is prepared by KPMGA as part of the annual actuarial assessment. This estimate contains two components, amounts that will be met by a workers’ compensation scheme or policy, and amounts that will be met by the Former James Hardie Companies.
The estimated liability is included as part of the asbestos liability and adjustments to the estimate are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Amounts that are expected to be paid by the workers’ compensation schemes or policies are recorded as workers’ compensation receivable. Adjustments to the workers’ compensation liability result in an equal

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

adjustment in the workers’ compensation receivable recorded by the Company and have no effect on the consolidated statements of operations and comprehensive income.
Restricted Cash and Cash Equivalents
Cash and cash equivalents of AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of AICF. Since cash and cash equivalents are highly liquid, the Company classifies these amounts as a current asset on the consolidated balance sheets.
Restricted Short-Term Investments

Short-term investments of AICF consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are classified as available for sale and are recorded in the financial statements at fair value. The fair value of restricted short-term investments is based on quoted market prices using the specific identification method. Unrealized gains and losses on the fair value of these investments are included as a separate component of Accumulated other comprehensive loss. Realized gains and losses on short-term investments are recognized in Other income on the consolidated statements of operations and comprehensive income.
Short-Term Debt
AICF has access to a secured loan facility (the “AICF Loan Facility”) made available by the NSW Government, which can be used by AICF to fund the payment of asbestos claims and certain operating and legal costs of AICF and Former James Hardie Companies (together, the “Obligors”).
Interest accrues daily on amounts outstanding, is calculated based on a 365-day year and is payable monthly. AICF may, at its discretion, elect to accrue interest payable on amounts outstanding under the AICF Loan Facility on the date interest becomes due and payable.
Deferred Income Taxes
The Performing Subsidiary is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. Consequently, a deferred tax asset has been recognized equivalent to the anticipated tax benefit over the life of the AFFA.
Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.
Asbestos Adjustments
The Asbestos adjustments reflected in the consolidated statements of operations and comprehensive income reflect the net change in the actuarial estimate of the asbestos liability and insurance receivables and change in the estimate of AICF claims handling costs. Additionally, as the asbestos-related assets and liabilities are denominated in Australian dollars, the reported values of these asbestos-related assets and liabilities in the Company’s consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet dates, the effect of which is also included in Asbestos adjustments in the consolidated statements of operations and comprehensive income.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Asbestos Impact on Statement of Cash Flows
Asbestos Adjustments
The Asbestos adjustments, as recorded on the consolidated statements of operations and comprehensive income (as described above) is presented as a reconciling item from net income to cash flows from operating activities in the consolidated statements of cash flows.
Operating assets and liabilities related to Asbestos
Movements in the operating assets and liabilities related to asbestos (asbestos liability, insurance receivable, restricted cash and cash equivalents, restricted short-term investments) recorded on the consolidated balance sheets are reflected in the cash flows from operating activities section of the consolidated statements of cash flows as a change in operating assets and liabilities.
Payment to AICF
Payments made to AICF by the Performing Subsidiary under the terms of the AFFA are reflected in the consolidated statements of cash flows as a change in operating assets and liabilities.
AICF Loan Facility
Any drawings, repayments, or payments of accrued interest under the AICF Loan Facility, made by AICF, are offset against the movement in restricted cash in the cash flows from operating activities section of the consolidated statements of cash flows.
Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, which provides guidance requiring companies to recognize revenue depicting the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. ASU No. 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 is effective for annual reporting periods beginning after 15 December 2017, and interim periods within those years, with early adoption permitted for annual reporting periods beginning after 15 December 2016. Companies may use either a full retrospective or a modified retrospective approach to adopt ASU No. 2014-09. The Company will adopt ASU No. 2014-09 (and related clarifying guidance issued by the FASB) starting with the fiscal year beginning 1 April 2018 using a modified retrospective approach. The Company's evaluation of this guidance included performing a review of all revenue streams to identify any differences in the timing, measurement or presentation of revenue recognition. The Company completed this evaluation and does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, which provides guidance on the amount, timing, and uncertainty of cash flows arising from leases. The standard requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. Lessor accounting will remain largely unchanged from current guidance, however ASU No. 2016-02 will provide improvements that are intended to align lessor accounting with the lessee model and with updated revenue recognition guidance. The amendments in ASU No. 2016-02 are effective for fiscal years and interim periods within those years, beginning after 15 December 2018, with early adoption permitted. The Company has begun its process for implementing this guidance, including performing a preliminary review of all active

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

leases. The Company will adopt ASU No. 2016-02 starting with the fiscal year beginning 1 April 2019 and is currently evaluating the impact of the guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, which provides guidance to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in ASU No. 2016-09 were effective for fiscal years and interim periods within those years, beginning after 15 December 2016. Amendments related to the timing of when excess tax benefits are recognized, minimum statutory withholding requirements, forfeitures, and intrinsic value shall be applied on a modified retrospective basis, wherein the beginning retained earnings in the period in which the guidance is adopted should include a cumulative-effect adjustment to reflect the effects of applying the new guidance. Amendments related to the presentation of employee taxes paid on the statements of cash flows shall be applied retrospectively. Amendments requiring recognition of excess tax benefits and tax deficiencies in the consolidated statements of operations and comprehensive income and the practical expedient for estimating term shall be applied prospectively. An entity may elect to apply the amendments related to the presentation of excess tax benefits on the statements of cash flows using either a prospective transition method or a retrospective transition method. The Company adopted ASU No. 2016-09 starting with the fiscal year beginning 1 April 2017. Upon adoption, the Company began recognizing forfeitures as they occurred and applied the change in classification of cash flows resulting from excess tax benefits or deficiencies on a prospective basis. The adoption of this standard did not have a material impact on its consolidated financial statements, and prior periods have not been adjusted as a result of this standard.

In October 2016, the FASB issued ASU No. 2016-16, which requires entities to recognize the income tax consequences of intra-entity transfers of assets other than inventory when the transfer occurs. The amendments in ASU No. 2016-16 are effective for fiscal years and interim periods within those years, beginning after 15 December 2017, with early adoption permitted. The amendments in ASU No. 2016-16 shall be applied on a modified retrospective basis, wherein the beginning retained earnings in the period in which the guidance is adopted should include a cumulative-effect adjustment to reflect the effects of applying the new guidance. During the year ended 31 March 2018, the Company undertook an internal restructuring to align certain intangible assets with its US business. These intangible assets are subject to US tax amortization. As required by ASC 740, the Company did not recognize the related amortizable deferred tax asset from these intangible assets in the year ended 31 March, 2018. The Company will adopt ASU No. 2016-16 starting with the fiscal year beginning 1 April 2018 and expects to record an increase in gross deferred income tax assets of approximately US$1,390.0 million net of a valuation allowance of US$150.0 million, and a corresponding cumulative retained earnings adjustment of US$1,240.0 million on 1 April 2018, resulting from all internal restructuring transactions undertaken in prior years, including the internal restructuring transaction implemented during the year ended 31 March 2018.

In November 2016, the FASB issued ASU No. 2016-18, which requires the statement of cash flows to explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amendments in ASU No. 2016-18 are effective for fiscal years and interim periods within those years, beginning after 15 December 2017, with early adoption permitted. The amendments in ASU No. 2016-18 shall be applied on a retrospective basis for each period presented. The Company will adopt ASU No. 2016-18 starting with the fiscal year beginning 1 April 2018 and is currently evaluating the impact of the new guidance on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of either assets or of businesses. The amendments in ASU No. 2017-01 are effective for fiscal years and interim periods within those years, beginning after 15 December 2017, on a prospective basis. Early application of the amendments in ASU No. 2017-01 is allowable for transactions in which the acquisition date, the date of

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

the deconsolidation of a subsidiary or the date a group of assets is derecognized occurs before the report issuance date. The Company will adopt ASU No. 2017-01 starting with the fiscal year beginning 1 April 2018 and does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In March 2018, the FASB issued ASU No. 2018-05, which provides the U.S. Securities and Exchange Commission Staff's guidance when preparing the initial accounting for the income tax effects of the US Tax Cuts and Jobs Act ("TCJ Act"), which was enacted on 22 December 2017. The staff guidance addresses the specific situation in which the initial accounting for certain income tax effects of the TCJ Act will not be complete at the time that financial statements are issued. ASU No. 2018-05 is effective for financial statements that include the reporting period in which the TCJ Act was enacted. Therefore, the Company implemented the guidance in ASU No. 2018-05 in its financial statements for the fiscal year ending 31 March 2018. Upon adoption, the Company ensured that both the tax effects recorded and disclosures required as result of the TCJ Act are in accordance with ASU No. 2018-05. The Company has completed or provisionally estimated all of the effects of the TCJ Act. The final impact of the TCJ Act may differ from these provisionally estimated tax effects, including the effects of, among other things, the estimate of available foreign tax credits and additional guidance or regulations that may be issued including state tax conformity impacts. Refer to Note 14 for further details.
3.  Cash and Cash Equivalents
Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.
4.  Restricted Cash and Cash Equivalents
Included in restricted cash and cash equivalents is US$5.0 million related to an insurance policy at 31 March 2018 and 2017, which restricts the cash from use for general corporate purposes.
5.  Accounts and Other Receivables
Accounts and other receivables consist of the following components:

	31 March
(Millions of US dollars)	2018	2017
Trade receivables	$196.9	$194.5
Other receivables and advances	7.1	5.9
Provision for doubtful trade debts	(1.3)	(0.9)
Total accounts and other receivables	$202.7	$199.5
The collectability of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis. A provision for doubtful trade debts is provided for known and estimated bad debts by analyzing specific customer accounts and assessing the risk of uncollectability based on insolvency, disputes or other collection issues.

James Hardie Industries plc
Notes to Consolidated Financial Statements

The following are changes in the provision for doubtful trade debts:

	31 March
(Millions of US dollars)	2018	2017	2016
Balance at beginning of period	$0.9	$1.1	$0.8
Adjustment to provision	0.6	(0.1)	0.5
Write-offs, net of recoveries	(0.2)	(0.1)	(0.2)
Balance at end of period	$1.3	$0.9	$1.1
6.  Inventories
Inventories consist of the following components:

	31 March
(Millions of US dollars)	2018	2017
Finished goods	$190.3	$146.7
Work-in-process	8.1	6.5
Raw materials and supplies	65.3	57.5
Provision for obsolete finished goods and raw materials	(8.0)	(7.8)
Total inventories	$255.7	$202.9
As of 31 March 2018 and 2017, US$30.2 million and US$29.8 million, respectively, of the Company’s finished goods inventory balance was held at vendor managed inventory locations.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

7.  Property, Plant and Equipment
Property, plant and equipment consist of the following components:

(Millions of US dollars) Cost or valuation:	Land	Buildings	Machinery and Equipment	Construction in Progress [1]	Total
At 31 March 2016	$70.1	$266.0	$1,062.4	$143.5	$1,542.0
Additions [2]	1.3	2.3	27.8	81.8	113.2
Transfers	1.9	23.1	112.3	(137.3)	—
Disposals	—	(1.4)	(55.5)	(0.5)	(57.4)
Other [3]	—	(12.5)	—	6.4	(6.1)
Exchange differences	(0.4)	(0.8)	(2.4)	(0.1)	(3.7)
Adjustment [4]	(3.4)	67.8	31.1	(37.2)	58.3
At 31 March 2017	$69.5	$344.5	$1,175.7	$56.6	$1,646.3
Additions [2]	—	7.9	83.8	126.1	217.8
Disposals [5]	(1.4)	(5.6)	(24.3)	(3.6)	(34.9)
Exchange differences	0.1	—	0.9	(0.2)	0.8
At 31 March 2018	$68.2	$346.8	$1,236.1	$178.9	$1,830.0

Accumulated depreciation:
At 31 March 2016	$—	$(98.2)	$(576.8)	$—	$(675.0)
Charge for the year	—	(10.2)	(70.1)	—	(80.3)
Disposals	—	1.3	41.1	—	42.4
Other [3]	—	1.6	—	—	1.6
Exchange differences	—	0.3	2.0	—	2.3
Adjustment [4]	—	(22.8)	(35.5)	—	(58.3)
At 31 March 2017	$—	$(128.0)	$(639.3)	$—	$(767.3)
Charge for the year	—	(11.3)	(77.6)	—	(88.9)
Disposals [5]	—	1.9	16.6	—	18.5
Exchange differences	—	—	(0.2)	—	(0.2)
At 31 March 2018	$—	$(137.4)	$(700.5)	$—	$(837.9)
Net book amount:
At 31 March 2017	$69.5	$216.5	$536.4	$56.6	$879.0
At 31 March 2018	$68.2	$209.4	$535.6	$178.9	$992.1
____________

1	Construction in progress is presented net of assets transferred into service.

2	Additions include US$4.8 million and US$2.0 million of capitalized interest for the years ended 31 March 2018 and 2017, respectively.

3
Other includes the transfer of the Fontana building to Prepaid and other current assets on the consolidated balance sheet. The Fontana building met the held for sale criteria as of 31 March 2017 and has a net book value of US$4.5 million. In fiscal year 2018, the Fontana building was sold for US$7.9 million resulting in a gain of US$3.4 million, which is included in Selling, general and administrative expense on the consolidated statements of operation and comprehensive income.

4
The adjustments in the prior year correct immaterial errors identified by management whereby certain amounts were misclassified by asset category and certain fully depreciated items were excluded from the balances. The correction had no impact on the consolidated balance sheets, statements of operations and comprehensive income, and cash flows for any of the periods presented.

5
The US$16.4 million net book value of disposals in fiscal year 2018 includes US$13.9 million of usage of replacement parts and US$0.7 million of impairment charges on individual assets. The remaining net book value of disposals of US$1.8 million is related to the disposal of assets no longer in use, and do not represent a sale of assets.

Depreciation expense for the years ended 31 March 2018, 2017 and 2016 was US$88.9 million, US$80.3 million and US$76.3 million, respectively.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Impairment of Long-Lived Assets
The Company performs an asset impairment review on a quarterly basis in connection with its assessment of production capabilities and the Company’s ability to meet market demand.
During the years ended 31 March 2018, 2017 and 2016, the Company recorded US$0.7 million, US$0.5 million and US$3.5 million of impairment charges related to individual assets which is included in Cost of goods sold on the consolidated statements of operations and comprehensive income.
8.  Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2018	2017
Trade creditors	$111.8	$108.4
Accrued interest	12.5	4.8
Other creditors and accruals	69.0	60.3
Total accounts payable and accrued liabilities	$193.3	$173.5
9.  Long-Term Debt
At 31 March 2018, the Company had three forms of debt: an unsecured revolving credit facility; a 364-day term loan facility; and senior notes due 2025 and 2028. At 31 March 2017, the Company held two forms of debt: an unsecured revolving credit facility and senior unsecured notes due 2023. The effective weighted average interest rate on the Company’s total debt was 4.7% and 4.8% at 31 March 2018 and 31 March 2017, respectively. The weighted average term of the unsecured revolving credit facility and senior notes, including undrawn facilities, was 6.9 years and 4.7 years at 31 March 2018 and 2017, respectively.
Unsecured Revolving Credit Facility
In December 2015, James Hardie International Finance Designated Activity Company (“JHIF”) and James Hardie Building Products Inc. (“JHBP”), each a wholly-owned subsidiary of JHI plc, entered into a US$500.0 million unsecured revolving credit facility (the “Revolving Credit Facility”) with certain commercial banks and HSBC Bank USA, National Association, as administrative agent. The Revolving Credit Facility was initially set to expire in December 2020, however, in December 2017, the Revolving Credit Facility was amended, to among things, extend the maturity date to December 2022. The size of the Revolving Credit Facility may be increased by up to US$250.0 million through the exercise of an accordion option.
Debt issuance costs in connection with the Revolving Credit Facility are recorded as an offset to Long-Term Debt in the Company’s consolidated balance sheets and are being amortized as interest expense using the effective interest method over the stated term of 5 years. At 31 March 2018 and 2017, the Company’s total debt issuance costs have an unamortized balance of US$3.3 million and US$3.1 million, respectively.
The amount drawn under the Revolving Credit Facility was US$100.0 million and US$175.0 million at 31 March 2018 and 2017, respectively.
The effective weighted average interest rate on the Company’s total outstanding Revolving Credit Facility was 3.2% and 2.5% at 31 March 2018 and 2017, respectively.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Borrowings under the Revolving Credit Facility bear interest at per annum rates equal to, at the borrower’s option, either: (i) the London Interbank Offered Rate (“LIBOR”) plus an applicable margin for LIBOR loans; or (ii) a base rate plus an applicable margin for base rate loans. The base rate is calculated as the highest of (x) the rate that the administrative agent announces from time to time as its prime lending rate, as in effect from time to time, (y) 1/2 of 1% in excess of the overnight Federal Funds Rate, and (z) LIBOR for an interest period of one month plus 1.00%. The applicable margin is calculated based on a pricing grid that in each case is linked to our consolidated net leverage ratio. For LIBOR Loans, the applicable margin ranges from 1.25% to 2.00%, and for base rate loans it ranges from 0.25% to 1.00%. The Company also pays a commitment fee of between 0.20% and 0.35% on the actual daily amount of the unutilized revolving loans. The applicable commitment fee percentage is based on a pricing grid linked to the Company’s consolidated net leverage ratio.
In the event that JHIF’s or James Hardie International Group Limited's ("JHIGL"), as applicable, long-term senior unsecured non-credit enhanced rating from each of Standard & Poor’s Ratings Services (“S&P”), and Moody’s Investors Service, Inc. (“Moody’s”) is at least BBB- from S&P, and at least Baa3 from Moody’s, at JHIF’s election, for new borrowings under the Revolving Credit Facility, an alternate applicable rate may be applied with respect to the commitment fee of 0.25% per annum and an alternative margin may be applied with respect to: (a) LIBOR Loans, 1.50%; and (b) base rate loans, 0.50%.
The Revolving Credit Facility is guaranteed by each of JHIGL and James Hardie Technology Limited ("JHTL"), each of which are wholly-owned subsidiaries of JHI plc.
The Revolving Credit Facility agreement contains certain covenants that, among other things, restrict JHIGL and its restricted subsidiaries’ ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidations actions. In addition, the Company: (i) must not exceed a maximum ratio of net debt to earnings before interest, tax, depreciation and amortization, excluding all asbestos-related liabilities, assets, income, gains, losses and charges other than AICF payments, all AICF selling, general and administrative (“SG&A”) expenses, all Australian Securities and Investment Commission (“ASIC”)-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses and (ii) must meet or exceed a minimum ratio of earnings before interest, tax, depreciation and amortization to interest charges, excluding all income, expense and other profit and loss statement impacts of asbestos income, gains, losses and charges, all AICF SG&A expenses, all ASIC-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses. At 31 March 2018, the Company was in compliance with all covenants contained in the Revolving Credit Facility agreement.
364-Day Term Loan Facility
In December 2017, JHIF and JHBP entered into a 364-day term loan facility (the “Term Loan Facility”) with certain commercial banks and HSBC Bank USA, National Association, as administrative agent. The Term Loan Facility was available for a single draw available in either Euro or US dollars with a maximum of €525.0 million (US$646.4 million based on the exchange rate at 31 March 2018) if drawn in Euro and US$630.0 million if drawn in US dollars.
At 31 March 2018, the amount drawn under the Term Loan Facility was nil. Subsequent to the Company's fiscal year end, on 3 April 2018, the Company drew €400.0 million (US$492.4 million based on the exchange rate at 3 April 2018) on this Term Loan Facility, and used these funds to complete the Fermacell acquisition. Refer to Note 19 for further details on the Fermacell acquisition. Pursuant to its terms, the Term Loan Facility provides for a single drawing, and any undrawn amounts are no longer available. Further, amounts drawn under the Term Loan Facility may not be re-borrowed once repaid or prepaid.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Borrowings under the Term Loan Facility will bear interest at per annum rates equal to, at borrower’s option, either: (i) the LIBOR plus an applicable margin for LIBOR loans; or (ii) a base rate plus an applicable margin for base rate loans. The base rate is calculated as the highest of (x) the rate that the administrative agent announces from time to time as its prime lending rate, as in effect from time to time, (y) 1/2 of 1% in excess of the overnight Federal Funds Rate, and (z) LIBOR for an interest period of one month plus 1.00%. The applicable margin is calculated based on a pricing grid that in each case is linked to our consolidated net leverage ratio. For LIBOR loans, the applicable margin ranges from 1.25% to 2.00%, and for base rate loans it ranges from 0.25% to 1.00%.
The Term Loan Facility is guaranteed by each of JHIGL and JHTL, each of which are wholly-owned subsidiaries of JHI plc.
The Term Loan Facility agreement contains certain covenants that, among other things, restrict JHIGL and its restricted subsidiaries' ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidations actions. In addition, the Company: (i) must not exceed a maximum of net debt to earnings before interest, tax, depreciation and amortization, excluding all asbestos-related liabilities, assets, income, gains, losses and charges other than AICF payments, all AICF SG&A expenses, all ASIC-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses and (ii) must meet or exceed a minimum ratio of earnings before interest, tax, depreciation and amortization to interest charges, excluding all income, expense and other profit and loss statement impacts of asbestos income, gains, losses and charges, all AICF SG&A expenses, all ASIC-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses. At 31 March 2018, the Company was in compliance with all covenants contained in the Term Loan Facility agreement.
2023 Senior Notes
In February 2015, JHIF completed the sale of US$325.0 million aggregate principal amount of 5.875% senior unsecured notes due 15 February 2023.
In July 2016, JHIF completed the re-offering and sale of an additional US$75.0 million aggregate principal amount of its 5.875% senior notes due 2023. Following the completion of this re-offering, the aggregate principal amount of senior notes due in 2023 was US$400.0 million.
The US$325.0 million 5.875% senior notes due 2023 were sold at an offering price of 99.213% of par value, and incurred debt issuance costs in connection with the offering, which were recorded as an offset to Long-Term Debt on the Company’s consolidated balance sheets. The discount and debt issuance costs had an unamortized balance of US$1.9 million and US$6.0 million at 31 March 2017, respectively.
The US$75.0 million re-offering of the 5.875% senior notes due 2023 were sold at an offering price of 103.0% of par value, and incurred debt issuance costs in connection with the re-offering were recorded as an offset to Long-Term Debt on the Company’s consolidated balance sheets. The premium and the debt issuance costs had an unamortized balance of US$2.0 million and US$1.5 million at 31 March 2017, respectively.
In December 2017, JHIF redeemed all US$400.0 million aggregate principal amount of its 5.875% senior notes due 2023. In connection with this redemption, the Company recorded a loss on early debt extinguishment of US$26.1 million, which included US$19.5 million of call redemption premiums and US$6.6 million of unamortized financing costs associated with these notes.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

2025 and 2028 Senior Notes

In December 2017, JHIF completed the sale of US$800.0 million aggregate principal amount of senior unsecured notes. The sale of the senior notes were issued at par with US$400.0 million due 15 January 2025 (the “2025 Notes”) and the remaining US$400.0 million due 15 January 2028 (the “2028 Notes”).
The proceeds from the offering were used for general corporate purposes, including funding the redemption of all US$400.0 million aggregate principal amount of its 2023 senior unsecured notes and the payment of related transaction fees and expenses, the repayment of outstanding borrowings under the Revolving Credit Facility and capital expenditures. The Company also used part of the net proceeds from this offering to finance a portion of the Fermacell acquisition. Refer to Note 19 for further details on the Fermacell acquisition.
Debt issuance costs in connection with the 2025 and 2028 Notes are recorded as an offset to Long-Term Debt on the Company’s consolidated balance sheets.

Debt issuance costs in connection with the 2025 Notes have an unamortized balance of US$6.1 million at 31 March 2018. The debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 7 years. Interest is payable semi-annually in arrears on 15 January and 15 July of each year at a rate of 4.75% with first payment due on 15 July 2018.

Debt issuance costs in connection with the 2028 Notes have an unamortized balance of US$6.2 million at 31 March 2018. The debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 10 years. Interest is payable semi-annually in arrears on 15 January and 15 July of each year at a rate of 5.00% with first payment due on 15 July 2018.
The 2025 and 2028 Notes are guaranteed by JHIGL, JHBP and JHTL, each of which are wholly-owned subsidiaries of JHI plc.

The indenture governing the 2025 and 2028 Notes contains covenants that, among other things, limit the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2018, the Company was in compliance with all of its requirements under the indenture related to the 2025 and 2028 Notes.

The Company’s 2025 and 2028 Notes have an estimated fair value of US$787.5 million at 31 March 2018, based on the trading price observed in the market at or near the balance sheet date and are categorized as Level 1 within the fair value hierarchy.
Global Exchange Market Listing
On 25 April 2018, the 2025 and 2028 Notes of US$800.0 million were admitted to listing on the Global Exchange Market (“GEM”) which is operated by the Euronext Dublin. Interest paid on the senior notes quoted on the GEM is not subject to Irish withholding tax. On 19 January 2018, the 5.875% senior notes due 2023 (issued on 10 February 2015 and redeemed in December 2017) were delisted from the GEM.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

10.  Product Warranties
The Company offers various warranties on its products, including a 30-year limited warranty on certain of its fiber cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. It is possible that future warranty costs could differ from those estimates.
The following are the changes in the product warranty provision:

	31 March
(Millions of US dollars)	2018	2017	2016
Balance at beginning of period	$46.6	$45.3	$35.2
Accruals for product warranties	13.1	17.0	28.0
Settlements made in cash or in kind	(6.9)	(15.7)	(17.9)
Balance at end of period	$52.8	$46.6	$45.3
11.  Asbestos
The AFFA was approved by shareholders in February 2007 to provide long-term funding to AICF. For a discussion of the AFFA and the accounting policies utilized by the Company related to the AFFA and AICF, see Note 2.
Asbestos Adjustments
The Asbestos adjustments included in the consolidated statements of operations and comprehensive income comprise the following:

	Years Ended 31 March
(Millions of US dollars)	2018	2017	2016
Change in estimates:
Change in actuarial estimate - asbestos liability	$(152.1)	$44.7	$2.4
Change in actuarial estimate - insurance receivable	1.2	(8.2)	4.5
Change in estimate - AICF claims-handling costs	(0.5)	2.1	1.2
Subtotal - Change in estimates	(151.4)	38.6	8.1
(Loss) gain on foreign currency exchange	(3.9)	1.8	(2.6)
Asbestos research and education contribution	(1.1)	—	—
Total Asbestos Adjustments	$(156.4)	$40.4	$5.5

In December 2017, the Company, AICF and the New South Wales Government executed an AFFA Amending Deed which in effect excludes the recovery of gratuitous services costs (colloquially referred to as Sullivan v Gordon damages) that arose following the promulgation of the Wrongs (Part VB) (Dust and Tobacco-Related Claims) Regulation 2016 by the State of Victoria. As a result of the amendment, AICF reduced the Asbestos liability by A$56.8 million (US$43.6 million based upon the exchange rate at 31 March 2018) in the third quarter of fiscal year 2018. This adjustment is reflected in Asbestos adjustments in the consolidated statements of operations and comprehensive income.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Actuarial Study; Claims Estimate
AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2018. Based on KPMGA’s assumptions, KPMGA arrived at a range of possible total cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows.
The following table sets forth the central estimates, net of insurance recoveries, calculated by KPMGA as of 31 March 2018:

	Year Ended 31 March 2018
(Millions of US and Australian dollars, respectively)	US$	A$
Central Estimate – Discounted and Inflated	1,423.1	1,852.9
Central Estimate – Undiscounted but Inflated	1,828.6	2,380.9
Central Estimate – Undiscounted and Uninflated	1,108.2	1,442.9
The asbestos liability has been revised to reflect the most recent undiscounted and uninflated actuarial estimate prepared by KPMGA as of 31 March 2018.
In estimating the potential financial exposure, KPMGA has made a number of assumptions, including, but not limited to, assumptions related to the total number of claims that are reasonably estimated to be asserted through 2072, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type, the age of the claimant and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.
Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual liability could differ materially from that which is currently recorded.
The potential range of costs as estimated by KPMGA is affected by a number of variables such as nil settlement rates, peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defense and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims.
A sensitivity analysis performed by KPMGA to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. The sensitivity analysis performed in the actuarial report is specifically in regards to the discounted but inflated central estimate and the undiscounted but inflated central estimate. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.3 billion (US$1.0 billion) to A$3.1 billion (US$2.4 billion). The undiscounted (but inflated) estimates could be in a range of A$1.7 billion (US$1.3 billion) to A$4.2 billion (US$3.2 billion) as of 31 March 2018. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.
During fiscal year 2018, mesothelioma claims reporting activity was above actuarial expectations and the prior corresponding period. One of the more significant assumptions is the estimated peak period of mesothelioma disease claims, which was assumed to have occurred in the period 2014/2015 to 2016/2017.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

However, as claim numbers continue to be elevated, KPMGA has formed the view that the increases in the mesothelioma claims reporting seen in recent years was a permanent effect, and therefore increased the projected number of future mesothelioma claims at 31 March 2018. Additionally, KPMGA has revised its modeling approach for mesothelioma claims to consider the claimant’s age which resulted in a higher number of projected claims, partially offset by a reduction in projected average claim size. However, changes to the valuation assumptions may be necessary in future periods should mesothelioma claims reporting escalate or decline.
Potential variation in the estimated peak period of claims has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated incidence pattern reporting for mesothelioma, if the pattern of incidence was shifted by two years, the central estimate could increase by approximately 18% on a discounted basis.
Claims Data
The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	For the Years Ended 31 March
	2018	2017	2016	2015	2014
Number of open claims at beginning of period	352	426	494	466	462
Number of new claims	562	557	577	665	608
Number of closed claims	578	631	645	637	604
Number of open claims at end of period	336	352	426	494	466
Average settlement amount per settled claim	A$253,431	A$223,535	A$248,138	A$254,209	A$253,185
Average settlement amount per case closed	A$217,038	A$167,563	A$218,900	A$217,495	A$212,944

Average settlement amount per settled claim	US$196,093	US$168,300	US$182,763	US$222,619	US$236,268
Average settlement amount per case closed	US$167,934	US$126,158	US$161,229	US$190,468	US$198,716
Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF, which is currently KPMGA. The Company’s disclosures with respect to claims statistics are subject to it obtaining such information, however, the AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the approved actuary. As such, the Company relies on the accuracy and completeness of the information provided by AICF to the approved actuary and the resulting information and analysis of the approved actuary when making disclosures with respect to claims statistics.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Asbestos-Related Assets and Liabilities
The Company has included on its consolidated balance sheets the asbestos-related assets and liabilities of AICF under the terms of the AFFA. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability.”

	31 March
(Millions of US dollars)	2018	2017
Asbestos liability – current	$(114.1)	$(116.4)
Asbestos liability – non-current	(1,101.0)	(1,043.3)
Asbestos liability – Total	(1,215.1)	(1,159.7)
Insurance receivable – current	5.1	5.7
Insurance receivable – non-current	52.8	58.1
Insurance receivable – Total	57.9	63.8
Workers’ compensation asset – current	2.1	2.9
Workers’ compensation asset – non-current	28.8	40.4
Workers’ compensation liability – current	(2.1)	(2.9)
Workers’ compensation liability – non-current	(28.8)	(40.4)
Workers’ compensation – Total	—	—
Loan facility	—	(52.4)
Other net liabilities	(2.2)	(1.6)
Restricted cash and cash equivalents of AICF	26.6	108.9
Restricted short-term investments of AICF	38.4	—
Net Unfunded AFFA liability	$(1,094.4)	$(1,041.0)
Deferred income taxes – non-current	382.9	356.6
Income tax payable	21.1	16.8
Net Unfunded AFFA liability, net of tax	$(690.4)	$(667.6)

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The following is a detailed rollforward of the Net Unfunded AFFA liability, net of tax, for the year ended 31 March 2018:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Other Loan Facilities	Restricted Cash and Investments	Other Assets and Liabilities	Net Unfunded AFFA Liability	Deferred Tax Assets	Income Tax Payable	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2017	$(1,159.7)	$63.8	$(52.4)	$108.9	$(1.6)	$(1,041.0)	$356.6	$16.8	$(667.6)
Asbestos claims paid[1]	103.1	—	—	(103.1)	—	—	—	—	—
Payment received in accordance with AFFA[2]	—	—	—	102.2	—	102.2	—	—	102.2
AICF claims-handling costs incurred (paid)	1.2	—	—	(1.2)	—	—	—	—	—
AICF operating costs paid - non claims-handling	—	—	—	(1.9)	—	(1.9)	—	—	(1.9)
Change in actuarial estimate	(152.1)	(3.3)	—	—	—	(155.4)	—	—	(155.4)
Change in claims handling cost estimate	(0.5)	—	—	—	—	(0.5)	—	—	(0.5)
Impact on deferred income tax due to change in actuarial estimate	—	—	—	—	—	—	47.0	—	47.0
Insurance recoveries	—	(2.8)	—	7.3	—	4.5	—	—	4.5
Movement in income tax payable	—	—	—	—	—	—	(21.3)	4.8	(16.5)
Funds repaid to NSW under loan agreement	—	—	51.9	(51.9)	—	—	—	—	—
Other movements	—	—	0.1	3.7	(0.6)	3.2	—	(0.1)	3.1
Effect of foreign exchange	(7.1)	0.2	0.4	1.0	—	(5.5)	0.6	(0.4)	(5.3)
Closing Balance - 31 March 2018	$(1,215.1)	$57.9	$—	$65.0	$(2.2)	$(1,094.4)	$382.9	$21.1	$(690.4)
____________

1	Claims paid of US$103.1 million reflects A$133.2 million converted at the average exchange rate for the period based on the assumption that these transactions occurred evenly throughout the period.

2
The payment received in accordance with AFFA of US$102.2 million reflects the US dollar equivalent of the A$135.1 million payment, translated at the exchange rate set five days before the day of payment.

AICF Funding
We anticipate that we will make a contribution of approximately US$103.0 million to AICF on 2 July 2018. This amount represents 35% of our free cash flow which is equivalent to our operating cash flows of US$295.0 million less an adjustment of US$0.8 million, resulting in free cash flow of US$294.2 million for fiscal year 2018, as defined by the AFFA.

The following table summarizes the AICF contributions during the fiscal years 2018, 2017 and 2016:

Payment Date	Payment Amount A$ Millions	Payment Amount US$ Millions	Operating Cash flow US$ Millions	Free Cash Flow US$ Millions
3 July 2017	135.1	102.2	292.1	292.1
1 July 2016	120.7	91.1	260.4	260.4
1 July 2015	81.1	62.8	179.5	179.5

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Restricted Short-Term Investments
In July 2017, AICF invested A$100.0 million (US$76.8 million, based on the exchange rate at 31 March 2018) of its excess cash in time deposits. During the three months ended 31 March 2018, A$50.0 million of these time deposits matured and were reclassified in Restricted cash and cash equivalents - asbestos on the consolidated balance sheet. The remaining time deposits of A$50.0 million (US$38.4 million) bear a fixed interest rate of 2.32% and mature 29 June 2018. These time deposits are reflected within restricted short-term investments on the Company's consolidated balance sheet as of 31 March 2018 and have been classified as available-for-sale. At 31 March 2018, the Company revalued AICF’s short-term investments available-for-sale resulting in a mark-to-market fair value adjustment of nil.
AICF – NSW Government Secured Loan Facility
AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$245.8 million, based on the exchange rate at 31 March 2018). The AICF Loan Facility is available to be drawn for the payment of claims through 1 November 2030, at which point, all outstanding borrowings must be repaid. Borrowings made under the AICF Loan Facility are classified as current, as AICF intends to repay the debt within one year.
At 31 March 2018 and 2017, AICF had an outstanding balance under the AICF Loan Facility of nil and US$52.4 million, respectively.
To the extent the NSW Government sources funding for the AICF Loan Facility from the Commonwealth of Australia (the “Commonwealth”), the interest rate on the AICF Loan Facility is calculated by reference to the cost of NSW’s borrowings from the Commonwealth for that purpose, being calculated with reference to the Commonwealth Treasury fixed coupon bond rate for a period determined as appropriate by the Commonwealth.
To the extent that NSW’s source of funding is not from the Commonwealth, the interest rate on drawings under the AICF Loan Facility is calculated as (i) during the period to (but excluding) 1 May 2020, a yield percent per annum calculated at the time of the first drawdown of the AICF Loan Facility by reference to the NSW Treasury Corporation’s 6% 1/05/2020 Benchmark Bonds, (ii) during the period after 1 May 2020, a yield percent per annum calculated by reference to NSW Treasury Corporation bonds on issue at that time and maturing in 2030, or (iii) in any case, if the relevant bonds are not on issue, a yield percent per annum in respect of such other source of funding for the AICF Loan Facility determined by the NSW Government in good faith to be used to replace those bonds, including any guarantee fee payable to the Commonwealth in respect of the bonds (where the bonds are guaranteed by the Commonwealth) or other source of funding.
Under the AICF Loan Facility, the Former James Hardie Companies each guarantee the payment of amounts owed by AICF and AICF’s performance of its obligations under the AICF Loan Facility. Each Obligor has granted the NSW Government a security interest in certain property including cash accounts, proceeds from insurance claims, payments remitted by the Company to AICF and contractual rights under certain documents including the AFFA. Each Obligor may not deal with the secured property until all amounts outstanding under the AICF Loan Facility are paid, except as permitted under the terms of the security interest.
Under the terms of the AICF Loan Facility, each Obligor must, upon receipt of proceeds from insurance claims and payments remitted by the Company under the AFFA, apply all of such proceeds in repayment of amounts owing under the AICF Loan Facility. NSW may, at its sole discretion, waive or postpone (in such manner and for such period as it determines) the requirement for the Obligors to apply proceeds of insurance claims and payments remitted by the Company to repay amounts owed under the AICF Loan Facility to ensure AICF has sufficient liquidity to meet its future cash flow needs.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The Obligors are subject to certain operating covenants under the AICF Loan Facility and the terms of the security interest, including, without limitation, (i) positive covenants relating to providing corporate reporting documents, providing particular notifications and complying with the terms of the AFFA, and (ii) negative covenants restricting them from voiding, cancelling, settling, or adversely affecting existing insurance policies, disposing of assets and granting security to secure any other financial indebtedness, other than in accordance with the terms and conditions of the AICF Loan Facility.
Upon an event of default, NSW may cancel the commitment and declare all amounts outstanding as immediately due and payable. The events of default include, without limitation, failure to pay or repay amounts due in accordance with the AICF Loan Facility, breach of covenants, misrepresentation, cross default by an Obligor and an adverse judgment (other than a personal asbestos or Marlew claim) against an Obligor.
12.  Derivative Instruments
Interest Rate Swaps
The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognized financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could have an effect on the estimated fair value. Accordingly, the interest rate swap contracts are categorized as Level 2.
For interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. At 31 March 2018 and 2017, the Company had interest rate swap contracts with total notional principal of US$100.0 million.
At 31 March 2018, the weighted average fixed interest rate of these contracts is 2.1% and the weighted average remaining life is 1.4 years. These contracts have a fair value of US$0.4 million receivable at 31 March 2018, which is included in Accounts receivable and US$1.1 million payable at 31 March 2017, which is included in Accounts payable. For the years ended 31 March 2018, 2017 and 2016, the Company included in Other income an unrealized gain of US$1.5 million, an unrealized gain of US$2.6 million and an unrealized loss of US$0.6 million, respectively, on interest rate swap contracts. Also included in Other income for the years ended 31 March 2018 and 2017 was a realized loss on interest rate swap contracts of US$0.8 million and US$1.3 million, respectively. Included in Interest expense is a realized loss on interest rate swap contracts of US$1.9 million for the year ended 31 March 2016.
Foreign Currency Forward Contracts
The Company’s foreign currency forward contracts are valued using models that maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorized as Level 2 within the fair value hierarchy. At 31 March 2018, the Company had foreign currency forward contracts of US$0.8 million.
For the years ended 31 March 2018 and 2017, the forward contracts not designated as a cash flow hedging arrangement had an unrealized gain of nil.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The notional amount of interest rate swap contracts and foreign currency forward contracts represents the basis upon which payments are calculated and are reported on a net basis when a legal and enforceable right of set-off exists. The following table sets forth the total outstanding notional amount and the fair value of the Company’s derivative instruments held at 31 March 2018 and 2017.

			Fair Value as of
(Millions of US dollars)	Notional Amount		31 March 2018		31 March 2017
	31 March 2018	31 March 2017	Assets	Liabilities	Assets	Liabilities
Derivatives not accounted for as hedges
Interest rate swap contracts	$100.0	$100.0	$0.4	$—	$—	$1.1
Foreign currency forward contracts	0.8	—	—	—	—	—
Total	$100.8	$100.0	$0.4	$—	$—	$1.1

13.  Commitments and Contingencies
The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.
Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos and New Zealand product liability claims as described in these consolidated financial statements.
New Zealand Weathertightness Claims
Since fiscal year 2002, the Company’s New Zealand subsidiaries have been and continue to be joined in a number of weathertightness claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The claims often involve multiple parties and allege that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims typically include allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.
The Company recognizes a liability for both asserted and unasserted New Zealand weathertightness claims in the period in which the loss becomes probable and estimable. The amount of reasonably possible loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim brought against the Company’s New Zealand subsidiaries, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the availability of claimant compensation under a government compensation scheme, the amount of loss estimated to be allocable to the Company’s New Zealand subsidiaries and the extent to which the co-defendants and the Company’s New Zealand subsidiaries have access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions. In addition to the above limitations, the total loss incurred is also dependent on the manner and extent to which statutory limitation periods will apply to any received claims.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Historically, the Company’s New Zealand subsidiaries have been joined to these claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in the Company’s New Zealand subsidiaries becoming liable for only a portion of each claim. In addition, the Company’s New Zealand subsidiaries have had access to third-party recoveries to defray a portion of the costs incurred in resolving such claims. However, in 2015 the Company’s New Zealand subsidiaries were named as the sole defendants in four claims on behalf of multiple defendants, each of which allege that the subsidiaries’ products were inherently defective.
The Company has established a provision for asserted and unasserted New Zealand weathertightness claims within the current portion of Other liabilities, with a corresponding estimated receivable for third-party recoveries being recognized within Accounts and other receivables. At 31 March 2018 and 2017, the amount of the provision for New Zealand weathertightness claims, net of estimated third-party recoveries, was US$0.9 million and US$1.1 million, respectively.
The estimated loss for these matters, net of estimated third-party recoveries, incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience together with facts and circumstances unique to each claim. If the nature and extent of the resolution of claims in future periods differ from the historical claims experience, then the actual amount of loss may be materially higher or lower than estimated losses accrued at 31 March 2018.
Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.
Operating Leases
As the lessee, the Company principally enters into property, building and equipment leases. The following are future lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2018:

Years ending 31 March (Millions of US dollars):
2019	$16.4
2020	14.1
2021	10.8
2022	8.3
2023	6.2
Thereafter	10.8
Total	$66.6
Rental expense amounted to US$20.6 million, US$18.4 million and US$16.9 million for the years ended 31 March 2018, 2017 and 2016, respectively.
Capital Commitments
Commitments for the acquisition of plant and equipment and other purchase obligations contracted for but not recognized as liabilities and generally payable within one year, were nil at 31 March 2018.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

14.  Income Taxes
Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax expense consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2018	2017	2016
Income before income taxes:
Domestic	$155.1	$172.2	$150.1
Foreign	19.2	194.8	180.4
Income before income taxes:	$174.3	$367.0	$330.5
Income tax expense:
Current:
Domestic	$(14.8)	$(15.2)	$(12.6)
Foreign	(69.4)	(36.0)	(59.2)
Current income tax expense	(84.2)	(51.2)	(71.8)
Deferred:
Domestic	(1.8)	(4.0)	(5.6)
Foreign	57.8	(35.3)	(8.7)
Deferred income tax benefit (expense)	56.0	(39.3)	(14.3)
Total income tax expense	$(28.2)	$(90.5)	$(86.1)

Income tax expense computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated at the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.
Income tax expense is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2018	2017	2016
Income tax expense computed at the statutory tax rates	$(24.6)	$(84.4)	$(79.1)
US state income taxes, net of the federal benefit	(4.3)	(3.0)	(3.6)
Asbestos - effect of foreign exchange	(1.8)	0.8	(0.8)
Expenses not deductible	(4.7)	(2.5)	(2.0)
US manufacturing deduction	2.5	2.2	4.1
Foreign taxes on domestic income	(34.2)	(2.1)	(5.7)
Amortization of intangibles	12.4	2.8	2.9
Taxes on foreign income	(3.0)	(5.4)	(7.4)
Net deferred tax liability revaluation	27.7	—	—
Other items	1.8	1.1	5.5
Total income tax expense	$(28.2)	$(90.5)	$(86.1)
Effective tax rate	16.2%	24.7%	26.1%

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2018	2017
Deferred tax assets:
Asbestos liability	$382.9	$356.6
Other provisions and accruals	37.7	52.8
Net operating loss carryforwards	25.5	24.2
Foreign tax credit carryforwards	126.1	107.5
Total deferred tax assets	572.2	541.1
Valuation allowance	(129.6)	(110.4)
Total deferred tax assets net of valuation allowance	442.6	430.7
Deferred tax liabilities:
Depreciable and amortizable assets	(81.6)	(130.0)
Other	(14.6)	(12.0)
Total deferred tax liabilities	(96.2)	(142.0)
Total deferred taxes, net	$346.4	$288.7
Deferred income taxes include European and Australian net operating loss carry-forwards. At 31 March 2018, the Company had European tax loss carry-forwards of approximately US$6.7 million and Australian tax loss carry-forwards of approximately US$18.8 million that are available to offset future taxable income in the respective jurisdiction. The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.
The European tax loss carry-forwards relate to losses incurred in prior years during the establishment of the European business. At 31 March 2018, the Company had a valuation allowance against a portion of the European tax loss carry-forwards in respect of which realization is not more likely than not. At 31 March 2018, the Company had European tax loss carry-forwards of approximately US$3.2 million which will never expire. Carry-forwards of US$3.5 million will expire in fiscal years 2019 through 2026.
The Australian tax loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 31 March 2018, the Company recognized a tax deduction of US$70.7 million (A$91.4 million) for the current year relating to total contributions to AICF of US$369.1 million (A$456.8 million) incurred in tax years 2014 through 2018.
At 31 March 2018, the Company had foreign tax credit carry-forwards of US$126.1 million that are available to offset future taxes payable. At 31 March 2018, the Company had a 100% valuation allowance against the foreign tax credit carry-forwards.
In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realization of the deferred tax asset will occur over the life of the AFFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements’ review, the Company believes that it is more likely than not that the Company will realize its asbestos related deferred tax asset and that no valuation allowance is

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

necessary as of 31 March 2018. In the future, based on review of the empirical evidence by management at that time, if management determines that realization of its asbestos related deferred tax asset is not more likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realizable value.
Income taxes payable represents taxes currently payable which are computed at statutory income tax rates applicable to taxable income derived in each jurisdiction in which the Company conducts business.
At 31 March 2018, the Company had income taxes payable of US$29.1 million, after taking into account total income tax and withholding tax paid, net of refunds received, during the year ended 31 March 2018 of US$49.1 million. Income taxes were paid in Canada, Ireland, New Zealand, the Philippines and the United States. Withholding taxes were paid in Australia, Canada, New Zealand and the Philippines.
Due to the size and nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognizes a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.
The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia, New Zealand and the Philippines. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to tax year 2015 and Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2014.
Taxing authorities from various jurisdictions in which the Company operates are in the process of reviewing and auditing the Company’s respective jurisdictional tax returns for various ranges of years. The Company accrues tax liabilities in connection with ongoing audits and reviews based on knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Unrecognized Tax Benefits
A reconciliation of the beginning and ending amount of unrecognized tax benefits and interest and penalties are as follows:

(Millions of US Dollars)	Unrecognized tax benefits	Interest and Penalties
Balance at 31 March 2015	$4.9	$0.3
Additions for tax positions of the current year	0.2	—
Reductions in tax positions of prior year	(4.1)	(0.3)
Settlements paid during the current period	(0.3)	—
Balance at 31 March 2016	$0.7	$—
Additions for tax positions of the current year	0.1	—
Reductions in tax positions of prior year	(0.1)	—
Balance at 31 March 2017	$0.7	$—
Additions for tax positions of the current year	—	—
Reductions in tax positions of prior year	—	—
Balance at 31 March 2018	$0.7	$—
At 31 March 2018, the total amount of unrecognized tax benefits and the total amount of interest and penalties accrued by the Company related to unrecognized tax benefits that, if recognized, would affect the tax expense is US$0.7 million and nil, respectively.
The Company recognizes penalties and interest accrued related to unrecognized tax benefits in income tax expense. During the years ended 31 March 2018, 2017 and 2016, income of nil, nil and US$0.3 million, respectively, relating to interest and penalties was recognized within income tax expense arising from movements in unrecognized tax benefits.
The liabilities associated with uncertain tax benefits are included in Other liabilities on the Company’s consolidated balance sheets.
A number of years may elapse before an uncertain tax position is audited or ultimately resolved. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognized tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.
US Tax Cuts and Jobs Act
The TCJ Act significantly revises the US corporate income tax by, among other things, lowering the US federal corporate income tax rate from 35.0% to 21.0%, resulting in a blended rate of 31.5% for the fiscal year ended 31 March 2018 and implementing a territorial tax system that imposed a tax on unrepatriated earnings of certain subsidiaries of our US subsidiaries.
During the year ended 31 March 2018, the Company recorded a charge to income tax expense of US$4.2 million in respect of income taxes of an estimated US$31.9 million imposed on deemed repatriated earnings of certain subsidiaries of our US subsidiaries, partially offset by an estimated reduction in the value of the US-based net deferred tax liability of US$27.7 million. Income taxes due from the deemed repatriation will

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

be paid over an 8 year period. As such, the Company recorded current and non-current income taxes payable in its 31 March 2018 consolidated balance sheet.
The impact of the tax legislation on the Company's future earnings is uncertain. The impact is subject to the potential effect of certain complex provisions in the TCJ Act, and the issuance of regulatory guidance or clarifications that may be issued in the future in respect of these provisions, including the base erosion and anti-abuse tax, global intangible low-taxed income, foreign derived intangible income and others, which the Company is currently reviewing. These provisions will be in effect for the Company beginning in its fiscal year 2019 and it is possible that any impact of these provisions could materially reduce the benefit of the reduction in the US federal corporate income tax rate. Due to the uncertain practical and technical application of many of these provisions, it is currently not possible to reliably estimate whether these provisions will apply and if so, how it would impact the Company.

15.  Stock-Based Compensation
Total stock-based compensation expense consists of the following:

	Years Ended 31 March
(Millions of US dollars)	2018	2017	2016
Liability Awards Expense	$5.6	$5.4	$4.8
Equity Awards Expense	11.1	9.3	10.3
Total stock-based compensation expense	$16.7	$14.7	$15.1
As of 31 March 2018, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$19.0 million and will be recognized over an estimated weighted average amortization period of 2.2 years.
2001 Equity Incentive Plan
Under the Company’s 2001 Equity Incentive Plan (the “2001 Plan”), the Company can grant equity awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units. The 2001 Plan was first approved by the Company’s shareholders in 2001 and was reapproved to continue until September 2021 at the 2011 annual general meeting. The Company is authorized to issue 45,077,100 shares under the 2001 Plan.
Under the 2001 Plan, grants have been made at fair market value to management and other employees of the Company. Each grant confers the right to subscribe for one ordinary share in the capital of JHI plc. The grants may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised grants expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.
Restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such units remain restricted. The Company determines the conditions or restrictions of any restricted stock units, which include requirements of continued employment. At 31 March 2018, there were 620,544 restricted stock units outstanding under this plan.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Long-Term Incentive Plan 2006
At the 2006 Annual General Meeting, the Company’s shareholders approved the establishment of a Long-Term Incentive Plan 2006 (the “LTIP”) to provide incentives to certain members of senior management (“Executives”). The shareholders also approved, in accordance with certain LTIP rules, the issue of options in the Company to executives of the Company. At the Company’s 2008 Annual General Meeting, the shareholders amended the LTIP to also allow restricted stock units to be granted under the LTIP. The LTIP was re-approved by the Company’s shareholders with certain amendments at each of the 2008, 2012 and 2015 Annual General Meetings.
As of 31 March 2018, the Company had granted 12,475,138 restricted stock units under the LTIP. These restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such units remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. Restricted stock units either vest or expire as set out in the grant documents or LTIP rules. At 31 March 2018, there were 3,517,048 restricted stock units outstanding under the LTIP.
The following table summarizes the Company’s shares available for grant as options, restricted stock units or other equity instruments under the LTIP and 2001 Plan at 31 March 2018, 2017 and 2016:

Shares Available for Grant
Balance at 31 March 2016	28,418,808
Granted	(1,179,994)
Balance at 31 March 2017	27,238,814
Granted	(1,779,904)
Balance at 31 March 2018	25,458,910
Stock Options
There were no stock options granted during the years ended 31 March 2018 and 2017. The following table summarizes the Company’s stock options activity during the noted period:

	Outstanding Options
	Number	Weighted Average Exercise Price (A$)
Balance at 31 March 2016	104,027	7.22
Exercised	(55,131)	7.97
Balance at 31 March 2017	48,896	6.38
Exercised	(48,896)	6.38
Balance at 31 March 2018	—

The total intrinsic value of stock options exercised was A$0.8 million for the years ended 31 March 2018 and 2017.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Windfall tax benefits realized in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were nil, US$3.0 million and US$0.4 million for the years ended 31 March 2018, 2017 and 2016, respectively.
Restricted Stock Units
The Company estimates the fair value of restricted stock units on the date of grant and recognizes this estimated fair value as compensation expense over the periods in which the restricted stock vests.
The following table summarizes the Company’s restricted stock unit activity during the noted period:

	Restricted Stock Units	Weighted Average Fair Value at Grant Date (A$)
Non-vested at 31 March 2016	4,049,454	11.00
Granted	1,179,994	18.54
Vested	(1,314,825)	8.60
Forfeited	(574,378)	9.10
Non-vested at 31 March 2017	3,340,245	14.80
Granted	1,779,904	14.04
Vested	(615,334)	12.05
Forfeited	(367,223)	14.12
Non-vested at 31 March 2018	4,137,592	14.63
Restricted Stock Units – service vesting
During fiscal year 2018, 332,262 restricted stock units (service vesting) were granted to employees under the 2001 Plan. During fiscal year 2017, 315,636 restricted stock units (service vesting) were granted to employees under the 2001 Plan. The fair value of each restricted stock unit (service vesting) is equal to the market value of the Company’s common stock on the date of the grant, adjusted for the fair value of estimated dividends as the restricted stock unit holder is not entitled to dividends over the vesting period.
During fiscal year 2018, 237,480 restricted stock units (service vesting) that were previously granted as part of the 2001 Plan became fully vested and the underlying common stock was issued. During fiscal year 2017, 304,470 restricted stock units (service vesting) that were previously granted as part of the 2001 Plan became fully vested and the underlying common stock was issued.
Restricted Stock Units – performance vesting
The Company granted 515,249 and 407,539 restricted stock units with a performance vesting condition under the LTIP to senior executives and managers of the Company on 21 August 2017 and 16 September 2016, respectively. The vesting of the restricted stock units is subject to a return on capital employed (“ROCE”) performance hurdle being met and subject to negative discretion by the Board. The Board’s discretion will reflect the Board’s judgment of the quality of the returns balanced against management’s delivery of market share growth and a scorecard of key qualitative and quantitative performance objectives. During fiscal year 2018, after exercise of negative discretion by the Board, 221,042 restricted stock units (performance vesting) that were granted on 16 September 2014 as part of the fiscal year 2015 long-term incentive award became fully vested and the underlying common stock was issued. The remaining 165,040 unvested restricted stock units from this grant were cancelled on 18 September 2017.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

When the Board reviews the awards and determines whether any negative discretion should be applied at the vesting date, the award recipients may receive all, some, or none of their awards. The Board may only exercise negative discretion and may not enhance the maximum award that was originally granted to the award recipient.
The fair value of each restricted stock unit (performance vesting) is adjusted for changes in JHI plc’s common stock price at each balance sheet date and for the fair value of estimated dividends as the restricted stock unit holder is not entitled to dividends over the vesting period until the performance conditions are applied at the vesting date.
Restricted Stock Units – market condition
Under the terms of the LTIP, the Company granted 932,393 and 456,819 restricted stock units (market condition) to senior executives and managers of the Company on 21 August 2017 and 16 September 2016, respectively. The vesting of these restricted stock units is subject to a market condition as outlined in the relevant notice of meeting.
The fair value of each of these restricted stock units (market condition) granted under the LTIP is estimated using a binomial lattice model that incorporates a Monte Carlo simulation (the “Monte Carlo” method). The following table includes the assumptions used for restricted stock grants (market condition) valued during the year ended 31 March 2018 and 2017, respectively:

Vesting Condition:	Market	Market
	FY18	FY17
Date of grant	21 Aug 2017	16 Sep 2016
Dividend yield (per annum)	3.0%	2.3%
Expected volatility	30.1%	31.5%
Risk free interest rate	1.5%	1.1%
Expected life in years	3.3	3.0
JHX stock price at grant date (A$)	17.91	20.82
Number of restricted stock units	932,393	456,819
During fiscal year 2018, 156,812 restricted stock units (market condition) that were previously granted became fully vested and the underlying common stock was issued. During fiscal year 2017, 728,887 restricted stock units (market condition) that were previously granted became fully vested and the underlying common stock was issued.
Scorecard LTI – cash settled units
Under the terms of the LTIP, the Company granted awards equivalent to 1,545,750 and 458,484 Scorecard LTI units on 21 August 2017 and 16 September 2016, respectively. These awards provide recipients a cash incentive based on an average 20 trading-day closing price of JHI plc’s common stock price and each executive’s scorecard rating. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognized for awards are based on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The expense is recognized ratably over the vesting period and the liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date adjusted for the fair value of estimated dividends as the restricted stock unit holder is not entitled to dividends over the vesting period.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

On 18 September 2017, 197,800 of the 454,179 Scorecard LTI units that were previously granted on 16 September 2014 as part of the FY2015 long-term incentive award became fully vested and the balance cancelled as a result of the Board’s determination of management’s performance against the FY2015-17 Scorecard. The cash amount paid to award recipients was based on an average 20 trading-day closing price of JHI plc’s common stock price.
On 16 September 2016, 316,841 of the 518,647 Scorecard LTI units that were previously granted on 16 September 2013 as part of the FY2014 long-term incentive award became fully vested and the balance cancelled as a result of the Board’s determination of management’s performance against the FY2014-16 Scorecard. The cash amount paid to award recipients was based on an average 20 trading-day closing price of JHI plc’s common stock price.

16.  Capital Management and Dividends
The following table summarizes the dividends paid during the fiscal years 2018, 2017 and 2016:

(Millions of US dollars)	US Cents/Security	US$ Millions Total Amount	Announcement Date	Record Date	Payment Date
FY 2018 first half dividend	0.10	46.2	9 November 2017	13 December 2017	23 February 2018
FY 2017 second half dividend	0.28	131.3	18 May 2017	8 June 2017	4 August 2017
FY 2017 first half dividend	0.10	46.6	17 November 2016	21 December 2016	24 February 2017
FY 2016 second half dividend	0.29	130.2	19 May 2016	9 June 2016	5 August 2016
FY 2016 first half dividend	0.09	39.7	19 November 2015	23 December 2015	26 February 2016
FY 2015 special dividend	0.22	92.8	21 May 2015	11 June 2015	7 August 2015
FY 2015 second half dividend	0.27	114.0	21 May 2015	11 June 2015	7 August 2015
During fiscal year 2017, the Company announced a share buyback program (the “fiscal 2017 program”) to acquire up to US$100.0 million of its issued capital in the twelve months through May 2017. Under this program, the Company repurchased and cancelled 6,090,133 shares of its common stock during the second quarter of fiscal year 2017. The aggregate cost of the shares repurchased and cancelled was A$131.4 million (US$99.8 million), at an average market price of A$21.58 (US$16.40).
Subsequent to 31 March 2018, the Company announced an ordinary dividend of US30.0 cents per security, with a record date of 7 June 2018 and a payment date of 3 August 2018.
17.  Operating Segment Information and Concentrations of Risk
The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the CODM. The North America Fiber Cement segment manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States and Canada. The International Fiber Cement segment includes all fiber cement products manufactured in Australia, New Zealand and the Philippines, and sold in Australia, New Zealand, Asia, the Middle East and various Pacific Islands. This segment also includes product manufactured in the United States that is sold in Europe. The Other Businesses segment includes certain non-fiber cement manufacturing and sales activities in North America, including fiberglass windows. The Research and Development segment represents the cost incurred by the research and development centers. General Corporate costs primarily consist of Asbestos adjustments, officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company’s corporate offices.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Operating Segments
The following is the Company’s operating segment information:

	Net Sales to Customers Years Ended 31 March
(Millions of US dollars)	2018	2017	2016
North America Fiber Cement	$1,578.1	$1,493.4	$1,335.0
International Fiber Cement	461.7	411.8	379.4
Other Businesses	14.7	16.4	13.8
Worldwide total	$2,054.5	$1,921.6	$1,728.2

	Income Before Income Taxes Years Ended 31 March
(Millions of US dollars)	2018	2017	2016
North America Fiber Cement[1,8]	$381.9	$343.9	$352.2
International Fiber Cement[1,6,7]	108.4	95.1	77.9
Other Businesses	(8.6)	(6.7)	(8.6)
Research and Development[1]	(27.8)	(25.5)	(23.9)
Segments total	453.9	406.8	397.6
General Corporate[2]	(224.7)	(13.6)	(43.6)
Total operating income	229.2	393.2	354.0
Net interest expense[3]	(29.5)	(27.5)	(25.6)
Loss on early debt extinguishment	(26.1)	—	—
Other income	0.7	1.3	2.1
Worldwide total	$174.3	$367.0	$330.5

	Total Identifiable Assets 31 March
(Millions of US dollars)	2018	2017
North America Fiber Cement	$1,070.7	$917.4
International Fiber Cement	351.6	335.7
Other Businesses	30.1	28.4
Research and Development	7.5	12.3
Segments total	1,459.9	1,293.8
General Corporate [4,5]	891.1	718.9
Worldwide total	$2,351.0	$2,012.7

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The following is the Company’s geographical information:

	Net Sales to Customers Years Ended 31 March
(Millions of US dollars)	2018	2017	2016
North America	$1,592.8	$1,509.9	$1,348.8
Australia	301.1	252.5	228.4
New Zealand	76.8	73.3	61.4
Other Countries	83.8	85.9	89.6
Worldwide total	$2,054.5	$1,921.6	$1,728.2

		Total Identifiable Assets 31 March
(Millions of US dollars)		2018	2017
North America		$1,103.6	$953.1
Australia		242.6	237.0
New Zealand		34.8	31.8
Other Countries		78.9	71.9
Segments total		1,459.9	1,293.8
General Corporate[4,5]		891.1	718.9
Worldwide total		$2,351.0	$2,012.7
____________

1	Research and development expenditures are expensed as incurred and are summarized by segment in the following table:

	Years Ended 31 March
(Millions of US dollars)	2018	2017	2016
North America Fiber Cement	$6.1	$6.2	$6.6
International Fiber Cement	1.8	1.5	1.2
Research and Development[a]	25.4	22.6	21.7
	$33.3	$30.3	$29.5
a The Research and Development segment also included Selling, general and administrative expenses of US$2.4 million, US$2.9 million and US$2.2 million in fiscal years 2018, 2017 and 2016, respectively.

2
The principal components of General Corporate costs are officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense on the Company’s corporate offices. Also included in General Corporate costs are the following:

	Years Ended 31 March
(Millions of US dollars)	2018	2017	2016
Asbestos adjustments	$(156.4)	$40.4	$5.5
AICF SG&A expenses	$(1.9)	$(1.5)	$(1.7)

3
The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest expense is net AICF interest (income) expense of US$(1.9) million, US$1.1 million and US$0.3 million in fiscal years 2018, 2017 and 2016, respectively.

4
The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate costs.

5	Asbestos-related assets at 31 March 2018 and 2017 are US$537.7 million and US$573.8 million, respectively, and are included in the General Corporate costs.

6	Included in the International Fiber Cement segment for the year ended 31 March 2016 was a gain on the sale of the Australian Pipes business of US$1.7 million.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

7	Included in the International Fiber Cement segment are adjustments to the provision for New Zealand weathertightness claims.

	Years Ended 31 March
(Millions of US dollars)	2018	2017	2016
New Zealand weathertightness claims expense	$—	$—	$(0.5)

8	Included in the North America Fiber Cement segment for the year ended 31 March 2018 was a gain on the sale of the Fontana Building of US$3.4 million.
Concentrations of Risk
The distribution channels for the Company’s fiber cement products are concentrated. If the Company were to lose one or more of its major customers, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more customers could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows.
We have one customer who contributes greater than 10% of our net sales in each of the past three fiscal years.
This customer’s accounts receivable represented 9.0% and 9.1% of the Company’s accounts receivable at 31 March 2018 and 2017, respectively. The following is net sales generated by this customer, which is from the North America Fiber Cement segment:

	Years Ended 31 March
(Millions of US dollars)	2018		2017		2016
Customer A	$246.9	12.0%	$226.0	10.3%	$197.0	10.1%
Approximately 22%, 21% and 22% of the Company’s net sales in fiscal year 2018, 2017 and 2016, respectively, were from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.
18.  Accumulated Other Comprehensive Loss
During the year ended 31 March 2018 there were no reclassifications out of Accumulated other comprehensive loss:

(Millions of US dollars)	Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2017	$0.3	$(2.5)	$(2.2)
Other comprehensive income	—	0.9	0.9
Balance at 31 March 2018	$0.3	$(1.6)	$(1.3)

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

19.  Subsequent Event
Acquisition

On 3 April 2018, the Company completed its acquisition of German-based XI (DL) Holdings GmbH and its subsidiaries (including, but not limited to, Fermacell GmbH) (collectively, "Fermacell") under the terms of the previously announced Sale and Purchase Agreement with Xella International S.A. Fermacell manufactures and sells gypsum fiber and cement-bonded board primarily in continental Europe.

On 7 November 2017, the Company had entered into the Sales and Purchase Agreement with Xella International S.A., whereby the Company agreed to purchase the stock of Fermacell based on an enterprise value of €473.0 million, resulting in 100% ownership of Fermacell. At the closing of the acquisition, the Company funded the closing payment and related fees and expenses with a combination of cash on-hand and a €400.0 million (US$492.4 million based on exchange rate at 3 April 2018) drawdown from the Term Loan Facility. Refer to Note 9 for further details on the Term Loan Facility.

The final determination of the purchase price allocation is expected to be completed as soon as practicable after consummation of the acquisition. Due to the limited time between the acquisition date and the filing of this report, it is not practicable for the Company to disclose: (i) the allocation of purchase price to assets acquired and liabilities assumed as of the date of close, and (ii) pro forma revenues and earnings of the combined company for the period ended 31 March 2018.

Beginning with the first quarter fiscal year 2019 results, the Company intends to include a European Building Products segment in its report of quarterly results. This new segment will include the on-going James Hardie European Fiber Cement business and the newly acquired Fermacell business. The current International Fiber Cement segment will be renamed Asia Pacific Fiber Cement segment and will include our Australia, New Zealand and Philippines businesses.